SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

STRATEGIC HOTELS & RESORTS, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
86272T106
(CUSIP Number)
J. Bryant Kirkland III
Vice President & Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person VECTOR GROUP LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,675,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,675,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,675,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 20, 2009, is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 2.	Identity and Background.
     Paragraph (a) in Item 2 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:
     “(a) This Schedule is being filed by Vector Group Ltd. (“Vector” or the “Reporting Person”), a Delaware corporation, which beneficially owns 3,675,000 shares of Common Stock of the Company (the “Securities”), or approximately 4.9% of the outstanding shares of the Common Stock of the Company, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).”

ITEM 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:
     “(a) As of the date hereof, the Reporting Person beneficially owns 3,675,000 shares of Common Stock of the Company, which constituted approximately 4.9% of the 75,349,854 shares of Common Stock of the Company outstanding as of February 23, 2010 (as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009). To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with the Reporting Person.
     (b) With respect to the 3,675,000 shares of Common Stock acquired by Vector, Vector exercises both sole voting power and sole dispositive power. To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to exercise voting power and dispositive power with respect to such shares.
     (c) On March 24, 2010, Vector sold in open market transactions on the New York Stock Exchange 1,658,526 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference. Neither the Reporting Person has nor, to the knowledge of the Reporting Person, has any of its directors and executive officers, effected any other transactions in the Common Stock of the Company in the past 60 days.
     (d) No person other than Vector has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
     (e) As of March 24, 2010, based on the number of shares of Common Stock reported as outstanding as of February 23, 2010 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, Vector ceased to be the beneficial owner of more than five percent of the Common Stock. Accordingly, this amendment is the final amendment to the Schedule 13D and is an exit filing.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2010

VECTOR GROUP LTD.
By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President, Treasurer and Chief Financial Officer